Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

    Commission File No.: 333-152584

Date: August 18, 2008

Cautionary Statement

This transcript of an investors conference call does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross Gold Corporation (“Kinross”) or Aurelian Resources Inc. (“Aurelian”).  Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.  Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators.  Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular.  Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents, because they contain important information.  Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov.  The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.

Kinross Gold Corporation

Second Quarter 2008 Earnings Results
Conference Call & Webcast

Date:	Wednesday, August 13, 2008

Time:	8:30 AM ET

Speakers:	ERWYN NAIDOO
Vice President – Investor Relations

TYE BURT
President and Chief Executive Officer

THOM BOEHLERT
Executive Vice President and Chief Financial Officer

TIM BAKER
Executive Vice President and Chief Operating Officer

OPERATOR:	At this time, I’d like to turn the conference over to Mr. Erwyn Naidoo, Vice President, Investor Relations. Please go ahead, sir.

ERWYN NAIDOO:

Thank you, and good morning ladies and gentlemen.  I’d like to welcome you to Kinross Gold Corporation’s conference call to discuss the financial results for the second quarter of 2008.  With us today, we have Tye Burt, President and CEO, Thom Boehlert, CFO, and Tim Baker, our COO.

I’ll remind you that the news release from last night is available on the Kinross website and has also been filed with SEDAR.  I’ll also caution those listening that certain statements may contain forward-looking information and that our actual results could differ materially from the conclusions or projections in that forward-looking information.

In addition, we tossed in certain – sorry, additional information about risk factors and assumptions are contained in our release from August 12th and the forthcoming MD&A for the same period as well as other regulatory filings in Canada and the U.S.

Now, I’ll turn the call over to Tye Burt, President and CEO.

TYE BURT:

Good morning, and thanks for joining us.  I’ll discuss Q2 highlights, while Thom and Tim will give a rundown of financial and operational results.  In Q2, our revenues, margins, operating earnings, cash flows before working capital have all increased year-over-year, reflecting a strong gold price and solid operating performances.

At the same time, our bottom line has been affected by industry-wide cost pressures, including higher taxes and royalties.  Q2 was a quarter for Kinross that saw production increase by 22% over Q1.  Costs remained roughly in line with the prior quarter during a time when the industry was impacted by record oil

© 2008 Kinross Gold Corp.

prices, higher currencies and a challenging cost environment for operations generally.

This reflects a positive trend for Kinross production and cost that we expect to accelerate at 2008 progresses.  Our production figures in the quarter benefited from ounces — the first ounces at Kupol, which is just starting up.  And although they were sold in the third quarter, we’ll see their impact in Q3.  If we’d sold those in Q2, our overall cash costs would have been significantly lower.

Cash flow from operating activities before working capital adjustments was $110.8 million versus $98.9 million in the same quarter last year.  Adjusted, EPS was $0.09 during the quarter, and reported earnings were $0.04 after non-cash adjustments, and Thom will go into more detail on those financial results shortly.

We’ve adjusted our full-year production guidance for Kinross slightly to reflect both the impact of the sale of our Julietta mine, which we anticipate will close shortly, as well as a slightly longer commissioning and ramp-up phase at the Paracatu expansion project in Brazil.

As a result, our production estimate for full-year ‘08 is now 1.8 to 1.9 million gold equivalent ounces, and for 2009, the first full year for the three projects and considering the sale of those high-cost ounces at Julietta, we now expect to produce 2.4 to 2.5 million ounces.

We’ve also increased our assumptions used to drive the cost of sales guidance, given metal prices, oil prices and FX rates seen in the first half of this year.  The change in assumptions, combined with higher operating costs that are impacting the entire industry, has moved our full-year cost to — guidance to approximately $425 to $445 per gold equivalent ounce from prior guidance of $385 to $395.

Our key sensitivities, we believe, are unchanged and we’ve used conservative forecast prices for our full-year ‘08 forecast.  Calculated on a by-product accounting basis, the cost of sales per gold ounce for the full-year ‘08 is expected to be approximately $365 to $385, based on expected sales of approximately 9.9 million ounces of silver.

A major highlight for the quarter was the successful start of commissioning at the Kupol mine in Chukotka, which produced 51,487 gold equivalent ounces attributable to Kinross’ account.  Our board and senior management team visited Kupol last month, and we’re impressed with this high quality mine, which was built in challenging and remote conditions.  The ramp-up to commercial production is going smoothly and is a testament to the skilled people we have working there and our partnership with the government of Chukotka.

The Paracatu expansion in Brazil also began commissioning on time and is scheduled to pour first gold late in Q3 and ramp up to full production in December.  The ramp-up schedule is slightly longer than original plan due to some final component delivery delays and a slightly more conservative timetable to full production.

At Buckhorn, we finished construction of the surface facilities and expect to start gold production on schedule early in Q4 of this year.

In the second quarter, we also entered into an agreement to sell the Julietta mine in Russia for $20 million.  Julietta is in the late stages of its mine life with low production and costs in Q2 of approximately $751 an ounce.  Its sale is in line with our strategy of continually upgrading the portfolio to remain focused on our core long-term assets.

Consistent with Kinross’ strategy of delivering disciplined growth to our investors, we identified Aurelian Resources as a good fit for Kinross some time ago. We’ve been working in Ecuador now for two years and have spent a lot of time learning about the mining and political environment there.  We believe that in the long term, Ecuador will become increasingly open to foreign investment and that the government will introduce a fair and workable mining law framework in the future.

We approached management of Aurelian to explore possibilities that ultimately led to Kinross making a friendly, stock-based offer that the Board of Directors and Aurelian management endorsed.  We believe the offer is a win/win for both sets of shareholders.  It’s subject to the conditions outlined in our bid circular and expires on September 3rd, 2008.

The reason that we offered both Kinross stock and Kinross warrants versus, say, cash, to the Aurelian shareholders is to offer the option to participate in the potential upside of the FDN deposit in the future through Kinross share appreciation as that project goes through its development and, ultimately, construction.

We believe the offer share similarities to our transaction with Bema back in 2006.   In that deal, Bema shareholders recognized an immediate premium from the offer and then a subsequent increase in value through the upward re-rating of Kinross shares as we advanced the Kupol project along with our other assets.  In sum, it’s our goal to ensure that the Aurelian shareholders have a potential for significant future value upside, and we’ll work hard to deliver it.

In summary, Q2 for Kinross was a solid quarter as we advanced along the development track with all four projects.  One has now launched, that’s Kupol, and all three of the others, Paracatu, Buckhorn and Fort Knox made strong progress.  Our current mines delivered solid operating results and key metrics improved, reflecting this performance as well as a strong gold price.  This, we expect, will lead to further improving results as the year moves forward.

Let me now turn the call over to Thom Boehlert, our Chief Financial Officer, and Tim Baker, our Chief Operating Officer, to provide financial and operational results, and then I’ll make some closing remarks and open the call for questions.  Thom?

THOM BOEHLERT:

Thanks very much, Tye.  We produced approximately 406,000 gold equivalent ounces during the quarter, and we sold about 331,000 gold equivalent ounces at an average price of $903 an ounce.  This generated revenue of $298.7 million, which is an increase of 3% over the prior year’s quarter.

The increase in revenue quarter-over-quarter is the result of a 36% increase in the average price of gold realized, offset by a 25% decline in ounces sold.  Our production significantly exceeded the sales, primarily because of the 51,000 ounces of June production from Kupol, which was not sold until the third quarter.

Cost of sales per ounce was $466, which is about a 2% increase over last quarter’s adjusted result and, of course, this amount does not include the benefit of the lower-cost Kupol sales, which if we had sold the production during the quarter, it probably would have reduced our cost of sales per ounce by about $30 on a company-wide basis.

Exploration and business development costs were $12.5 million in the quarter versus $12.3 million in the prior year’s quarter.

General and administrative expense was $24.2 million during the second quarter compared to $16.5 million last year.  The year-over-year increase is primarily related to higher personnel costs.  Full-year G&A expenses are expected to increase to approximately $95 million from the prior forecast of $80 million due to higher personnel costs, staffing increases and information technology costs, all in support of the company’s growth.

Income and mining tax expense for the quarter was $21.3 million on earnings before tax of $48.3 million.  That’s an effective tax rate for the quarter of 44.1%, and this compares to $17.1 million on earnings before tax of $71.6 million during the first quarter of 2007.  Our first half effective tax rate was 30.8%, and we expect our full-year effective rate, as we’ve stated before, to be in the range of 28% to 32%.

At the end of the quarter, Kinross’ cash and short-term investment balance stood at $714.7 million compared to $900 — sorry, $889.5 million at the beginning of the quarter.  Adjusted net earnings for the second quarter were $55.8 million, or $0.09 per share, compared to $53 million, or $0.09 a share, in the first quarter of last year.  This adjusted earnings amount does not include foreign currency translation losses on future increment mining tax liabilities or unrealized derivative losses, which together totalled $29.8 million during the quarter.

Cash flow from operating activities before changes in working capital was $110.8 million, or $0.17 a share, in the second quarter compared to $98.9 million, or $0.19 a share, in the same period last year.  Changes in working capital in the second quarter reduced cash flow by $150.5 million, so as our new projects transition from construction to operations, there’s a natural build-up of supplies inventory and in-process material and finished goods inventory. And this working capital requirement is particularly pronounced at Kupol where as a result of its remote location, supplies inventories are purchased a year in advance from the time of production.  And dore, from the time of production to sale of dore, can range — can be in the range of 30-plus business days, so there was a build-up of working capital over the period at Kupol as it transitioned into operations.

We expect the working capital requirements will increase a bit further in the third quarter as Paracatu and Buckhorn ramp up and the buying season for Kupol winds down and then flatten out in the fourth quarter.

Capital expenditures were $184.5 million in the quarter compared to $161.3 million in the same period of 2007.  The bulk of the CapEx, of course, related to our Paracatu, Kupol, Fort Knox and Buckhorn projects.  Total capital expenditures for 2008 are expected to be approximately $752 million, as previously disclosed.

The Kupol project program has successfully concluded on budget, and the — in the case of Paracatu, we expect we may be over the project budget by 5% to 10%, depending on the final cost to complete and final actual exchange rates.  And we will provide final costs for Paracatu upon completion.

Turning to the 2008 outlook, as Tye mentioned earlier, we have revised our full-year production forecast to 1.8 to 1.9 million gold equivalent ounces at a cost of sales of $425 to $445 per ounce.  The change in the production is due to the impact of the sale of Julietta as well as the impact of the Paracatu expansion project ramp-up, and we’ve also adjusted our 2009 production forecast down by 100,000 ounces to reflect the sale of the Julietta mine.

Roughly half of the increase in cost of sales, as forecast, is related to incorporating actual gold, oil and foreign exchange rates for the first half of the year as well as updating our price estimates for the second half.  The impact on our cost of stronger gold, oil and, to a lesser extent, currencies is consistent with the sensitivity information that we’ve given previously as well as the example that we laid out in our earnings — first quarter earnings release and we discussed on the conference call in May.

The updated cost forecast includes second half gold price of $920 an ounce, oil price of $125 a barrel and foreign exchange rates of 1.7 Brazilian real, 24 Russian roubles, 490 Chilean pesos and one Canadian dollar to the U.S. dollar.

I think it’s important to keep in mind that while our cost forecast has increased since the beginning of the year, as is generally the case across the entire industry, the new Kupol, Paracatu and Buckhorn operations are expected to have a very positive impact going forward relative to our current unit cost profile.

For the balance of the year, we have hedged approximately 40% of our estimated Brazilian real operating costs at an average exchange rate of 110 to the U.S. dollar, 75% of our Chilean peso operating costs at an average exchange rate of 480 to the U.S. dollar, 68% of our rouble operating costs at an average exchange rate of 24 roubles to the dollar.

And as a result of those currency hedges, our sensitivity to a 10% change in foreign exchange rates has now decreased from $13, as we had previously stated, to $8 per ounce.  And we’ve also hedged approximately half of our diesel fuel operating costs for the balance of the year at Fort Knox and Round Mountain at an average price of $109 per barrel.

So, I’ll now turn the call over to our Chief Operating Officer, Tim Baker, for a review of the operations and details about exploration.

TIM BAKER:

Thanks, Thom.  Thus, I’ll discuss our development projects.  At Kupol, first gold was poured in May.  In between then and June 30th, 68,649 gold equivalent ounces on a 100% basis were produced of which we have a 75% share.  Second quarter production saw gold grades of 36 grams per tonne gold and 427 grams per tonne of silver, which are higher than the life-of-mine plan. Mill throughput averaged 2,400 tonnes per day in June, which is ahead of our plan for the ongoing commissioning phase, all credit to our excellent team at site and the quality of the construction.

Commissioning of Paracatu expansion began as scheduled in July. Mining equipment is fully operational, and the primary crusher and overland conveyor have been commissioned.  The SAG mill has been turned, and next week we start full commissioning of the grinding and flotation circuits. We expect to produce first gold from the Paracatu expansion in September; however we have revised our original expectations of reaching full production by the end of October to December due to a longer commissioning and ramp-up period.  Mentioned earlier on the call, we have revised our guidance to reflect that.  We now expect the expansion project to increase 2008 gold production at Paracatu to approximately 245,000 to 265,000 ounces at an expected average cost of sales per ounce of $455 to $475, and the December costs will be the range of $400 per ounce, which we believe will be indicative costs going forward.

At Kettle River/Buckhorn, the surface facilities of the Buckhorn mine are essentially ready.  Construction of the access road to the mine is expected to be finalized by the end of August.  Mine development work continues with a focus divided between the upper and main portals.  The refurbishment of the Kettle River mill is on track to initiate operations on schedule in October.

At the Fort Knox expansion, construction of the heap leach project is approximately 57% complete.  We have encountered delays in the placement of the leach pad liner due to unseasonably wet weather; however we’re still working towards a start-up of leaching operations in the third quarter of 2009.

Turning to our current operations, solid results were delivered during the quarter, and three of the four mines that experienced slowdowns during Q1 are back on track.  Production was up 22% from Q1 2008 and met our expectations.  Excluding the ounces from Kupol, production was up 7% over Q1.

At Maricunga, production was 57,260 ounces, which was down 7% from the prior quarter due to more refractory ore.  Pounds were also down quarter-to-quarter due partly to down-time on a tertiary crusher and also the loss of four days due weather, which is an improvement over last year when we lost 11 days during the same period. Costs per ounce were slightly lower than the previous quarter at $545 per ounce as ongoing improvement activities began to show an impact.

At Round Mountain, production was 65,570 ounces, 3% up from the prior quarter. Cost of sales were $458 per ounce, the increase in costs over Q1 being due to an increase in maintenance costs.

La Coipa production was 60,376, ounces similar to Q1.  The challenges at La Coipa continue with the restricted access to the Coipa Norte pit due to the pit wall failure and grades averaging less than planned.  Costs improved slightly to $400 per ounce sold.

Fort Knox production was 85,609 ounces, which is up from Q1 production, as expected.  Recoveries have been impacted by more refractory ore than anticipated, although grade and throughput have improved.  Cost of sales have improved slightly.

Paracatu had a very good quarter producing 47,338 ounces, 9% higher than Q1 as improvements in recovery continue to be made in the old plant. Costs were in line with Q1 at $456 per ounce.

Overall, we are pleased with the performance of our operating mines during what are challenging conditions for the entire industry.  We are delighted with the successful start-up of Kupol.  We look forward to starting the next two projects shortly.

With that, I’ll now turn the call over to Tye for his concluding remarks.

TYE BURT:

Thanks, Thom and Tim.  In summary, Q2 saw Kinross continuing to execute the strategy and key objectives that were set out for our investors at the beginning of the year.  Our people at current operating mines navigated challenging, industry-wide inflationary conditions in operating costs and CapEx. Despite these headwinds, our production was higher and costs were roughly in line with Q1.

Our development teams made major advances on all four construction projects, pouring first gold at Kupol and getting ever closer to marking similar milestones at Paracatu, Kettle River/Buckhorn and Fort Knox.

Kinross continued to grow and strengthen our asset base.  We launched the board and management-endorsed combination with Aurelian.  We also continued to make ‘apple seed’ investments with juniors as well as delivered ongoing drilling and production — or exploration, rather, as sites like Ixhuatan in Mexico amongst others.

In Q3, we’re targeting completion of our Aurelian offer and are working hard to advance our development projects that will drive our production up to 2.4 to 2.5 million ounces next year.

So, thanks for joining us on the call today, and we’ll now take questions.

OPERATOR:

Thank you, sir.  Anyone who wishes to ask a question may press star then one on their touch-tone telephone.  If you wish to remove yourself from the question queue, you may press star then two.  Again, anyone who has a question, please press star then one at this time.  Our first question today comes from David Stein of Cormark Securities.

DAVID STEIN:

— congratulations on the good start-up at Kupol, especially, my first question’s about that.  Do you expect that there’s going to be kind of a one-month delay in shipping the product out of there going forward?  Or, are we going to kind of catch up in Q3, and then it’ll be pretty straightforward after that?

TYE BURT:	Go ahead, Thom.

THOM BOEHLERT:

Hi, yes.  We expect this will be a permanent timing impact.  We ship the dore to our refinery in Magadan.  It takes several to be refined, and then it gets shipped to Moscow. And then, the cash goes in the bank, so that’s about a 30-business-day timeframe, which we’ll expect to continue going forward.  We had a similar dynamic with Kubaka and Julietta.

DAVID STEIN:	Okay, well that’ll make it easy going forward then. So, my other question was, did you — just to clarify, did you say that the Fort Knox heap leach project is 68% complete?

TIM BAKER:	I said 57%.

DAVID STEIN:

Fifty-seven percent?  Okay.  So, it seems like you’ve been progressing quite rapidly there.  I guess my question is, why does it take another year to get it into production, in Q3 of 2009, just out of curiosity?

TIM BAKER:	Yes, this year is winter, because we’re not — we’ll put rock on the pile as soon as we can, but there’s no way we can start irrigating before next summer, early next summer.

DAVID STEIN:	Okay.

TIM BAKER:

But we — once it’s up and running, irrigation will be ongoing, and we got lots of practice doing that at Maricunga.  But getting it started is going to be the issue, so we won’t start irrigating until next year.

DAVID STEIN:	And once you start irrigating, will you be able to irrigate over the winter? Or, is this going to be something where you’re only putting cyanide out on the pad in the summer?

TIM BAKER:	No. It’ll be a — it continuous process, continuous irrigation and recovery as well.

DAVID STEIN:	Okay. That is all my questions, thank you.

TYE BURT:	Thanks.

OPERATOR:	Our next question comes from Victor Flores of HSBC.

VICTOR FLORES:

Yes, thanks.  Good morning.  I have a question related to the production costs and achieving commercial production at Kupol.  Tye, you mentioned that cash costs would have been lower if that material that you produced at Kupol had sort of been included in the figures.  But, you don’t quote a cost number, and I assume you haven’t achieved commercial production.  So, that material that you eventually sold is probably going to be netted against capital until commercial production is declared.  Is that correct?

TYE BURT:	I’ll ask Thom to speak — we can help on that, Victor, but I’ll ask Thom to answer that one.

VICTOR FLORES:	Thank you.

THOM BOEHLERT:

Hi.  We achieved commercial production at Kupol for the month of June, so the 51,000 ounces is actually counted as production.  And we have now sold those ounces, and those ounces will be counted as sales, and cost of sales will be attributed to those ounces in Q3.  So, we did have a small amount of production in May, and as you noted, that small amount of production did go basically against CapEx.  And we won’t see that cost of sales against this.

VICTOR FLORES:	Can you tell—? Sorry, go on.

TYE BURT:	— Cost of sales.

THOM BOEHLERT:

Yes.  I think it would be fair to say — to — if you wanted to calculate the impact — what the impact would have been on Q2, we’ve given a cost forecast for the full year of 235 to 245 for Kupol, and I think you could apply that against the 51,000 and get a ballpark number.

VICTOR FLORES:	Okay, that’s great. Thank you, so much.

TYE BURT:	Sure. Thanks, Victor.

OPERATOR:	Our next question comes from Anita Soni of Credit Suisse.

ANITA SONI:

Good morning.  My question is just on the grades and tonnage at Kupol.  Could you give us some guidance going forward in Q3 and Q4 what that expected ramp-up will be?  And are we expected to see grades in the 36, 37 grams per tonne level going forward?

TIM BAKER:

No.  Those grades are coming down.  We obviously targeted some high-grade stuff to get going, and we — we are evaluating it.  The budget grade is about 21 grams. We’ll see it slightly higher than that, but as to what you’d say what it’ll be, tonnes, we’re pretty close to 3,000 tonnes a day at the moment, and it’s looking as though we’ll hit that tonnage going forward.  That — the other thing is, recoveries are doing pretty well.  We’re about slightly over 95% with gold recovery at the moment, and we reckon to — we’ll hold that.

ANITA SONI:	And how many — sorry, how many days a month do you report, just to do the calculation for tonnes per day?

TIM BAKER:	Yes, it’s 24 hours a day, 7 days a week, so it’s full operation.

ANITA SONI:	Okay, thank you very much.

TIM BAKER:	Thank you.

OPERATOR:	Our next question comes from Heather Douglas of Thomas Weisel Partners.

HEATHER DOUGLAS:	Hi, good morning. I have two questions. One is just a simple one about the income statement. You have $8.9 million in Other Operating Income. Can you tell us what that was related to?

THOM BOEHLERT:

Yes.  We had a recovery of a VAT provision we have made during the quarter of about $11.5 million.  So as the VAT loss provision was put on over time, it ran through this particular operating expense line, and so when we realized we worked — we realized we’d have a recovery there, we ran the credit through this line as well.  So, it relates to Paracatu VAT.

HEATHER DOUGLAS:	Okay, Paracatu. And my second question has to do with Kupol and sort of how — can we expect any resource extension or conversion this year? Or, will that activity really be concentrated next year?

TYE BURT:

Yes.  Heather, we’re drilling right now, so early to say what — what’s going to come out of that.  But, we’re halfway through the drilling season, and we’ll do that reserve or resource calculation as we usually do, at year-end but more to say on that later.

HEATHER DOUGLAS:	Okay, thank you.

TYE BURT:	Thank you.

OPERATOR:	As a reminder, if you’d like to ask a question, please press star then one on your touch-tone telephone. Our next question comes from Paul Burchell of Dundee Securities.

PAUL BURCHELL:

Good morning.  I was wondering if you could provide more colour on your discussions with Barrick over the Casale shareholder agreement?  Are you looking to revise ownership positions at the Cerro Casale or establish project operator?  Where are those discussions going?  And as well, if you could just give us a quick update on when you hope to complete your feasibility study, the updated feasibility, study on the project?

TYE BURT:

Sure.  So obviously, we’ll make disclosure when we have a — when we have a signed agreement with Barrick.  But, I can say the partners are working very professionally and compatibly towards a fully 50/50 joint venture on the project with shared management and shared decision making through the course of construction and subsequently into operations.  So, it will be the — as we currently anticipate, a — the classic 50/50 JV.

What — in terms of feasibility work, is proceeding is — we’ve both allocated more capital to continue with the metallurgical drilling program as we start zeroing in on a — on revised feasibility work by round one, year-end, and round two, early in 2009.  We have appointed senior management for the joint venture, both on a country basis and on the feasibility work.

So, the agreement’s progressing.  The work’s progressing.  The capital’s being spent, all aiming at a construction decision, go or no-go.  And I would say, at the end of Q1 next year, so good progress and lots of work happening.

PAUL BURCHELL:	Great, thanks very much.

TYE BURT:	Thank you.

OPERATOR:	Our next question comes from Barry Cooper of CIBC World Markets.

BARRY COOPER:

Yes. Good day. Just sort of a follow-up on Victor’s question, but on Paracatu, a slightly different situation whereby you are doing the expansion, and I’m just wondering how you’re going to treat that expansion vis-a-vis the declaration of commercial production. Should we perhaps assume that there would be no incremental commercial production from the expansion this year, given the delays? Or in fact, are you going to declare some of that production commercial right from the get go?

THOM BOEHLERT:

Our policy is that we declare, from an accounting perspective, a mine to be producing as soon as it produces more than a diminimus amount of product, so we kind of set that at about 5% of the monthly, full-load operating rate. So, we’re currently projecting to produce the first gold toward the end of September, and so my expectation is that it will become — it will be characterized as a producing mine in October.

BARRY COOPER:	So basically, all of Q4 then probably we should account for it then?

THOM BOEHLERT:	Yes.

BARRY COOPER:	Okay, thanks a lot.

THOM BOEHLERT:	Thank you.

OPERATOR:	We have a follow-up question from Anita Soni of Credit Suisse.

ANITA SONI:	Yes. Just a little more on Kupol, the silver recoveries, are they also at 95%? Or, where are they at?

TIM BAKER:	Oh, they’re about 85%.

ANITA SONI:	Eighty-five?

TIM BAKER:	Yes.

ANITA SONI:	And then also on — when exactly did you reach about the 3,000 tonnes per day? I’m just trying to get an idea of the tonnage for Q3.

TIM BAKER:	Oh, just literally in the last week or so.

ANITA SONI:	Okay. And at the end — you entered the quarter at what tonnage rate?

TIM BAKER:	We did 2,400 tonnes a day in June.

ANITA SONI:	Okay. Thank you, very much.

TIM BAKER:	Thank you.

OPERATOR:	There are now no further questions. I’ll turn the call back over to Mr. Burt for any closing comments.

TYE BURT:

Great. Well, thanks very much for listening this morning, folks. We’d just reiterate that our development teams have made substantial progress on moving closer with those mines. We’re thrilled about the start-up at Kupol, and our operating mines have performed substantially as we expected, and significant improvements at three out of those four that we were working on in Q1.

We’re hopeful and expectant that our offer for Aurelian will be successful. We think this will be a long-term addition to our portfolio that will create a new mine and a new production opportunity for Kinross in the medium to long term, and we expect that the reaction we’ve been getting for Aurelian shareholders will translate into a successful transaction there in September.

So, thank you for joining us here this morning, and we’ll talk at the next quarter. Thank you.

OPERATOR:	Ladies and gentlemen, this concludes today’s conference call. You may now disconnect your lines. Thank you for participating, and have a pleasant day.